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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 19, 2005

IDAHO GENERAL MINES, INC.

(Exact Name of Registrant as Specified in its Charter)

Idaho	**000-50539**	**91-0232000**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 N. Post St., Suite 610 Spokane, WA	**99201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 838-1213**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS

A press release dated September 19, 2005 announcing the launch of a study to determine the feasibility of the early siting of molybdenum roasting facilities for its Mount Hope Project in central Nevada is attached as Exhibit 99.1

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

c) Exhibits:

      99.1   Press release dated September 19, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDAHO GENERAL MINES, INC.

      /s/ Robert L. Russell

By:_____

      Robert L. Russell, President

Date: September 23, 2005



EXHIBIT 99.1

For release on Monday September 19, 2005

PRESS RELEASE

Spokane, Washington – 19 September, 2005
IDAHO GENERAL MINES, INC.

Trading Symbol: IGMI.OB (OTC:BB)

Idaho General Announces Early Siting Study for Mount Hope Molybdenum Roasting Facility

September 19, 2005 – Spokane, Washington – **Idaho General Mines (OTCBB:IGMI)** ("Idaho General" or the "Company") today announced the launch of a study to determine the feasibility of the early siting of molybdenum roasting facilities for its Mount Hope Project in central Nevada. Accelerated roaster construction, in response to chronic deficiencies in global molybdenum processing capacity, may provide the Company with a cash flow opportunity in advance of Mount Hope mine production.

Mount Hope is one of the world's premier undeveloped molybdenum-porphyry deposits. Phase 1 mining plans propose a 40,000-tonne per day operation. The Project will produce an average of 34 million pounds of molybdenum annually at a total cash cost of US$3.12 per pound over its first five years of operation and an average of 28.5 million pounds of molybdenum annually at a total cash cost of US$3.40 per pound for its first 20 years of operation.

Technical studies are currently in progress to evaluate a phase II mine plan, which would extract the full molybdenum resource down to an elevation of 1410 meters. The phase II mine plan is expected to extend the operation life from year 21 through year 53 and would recover an additional 461 M tonnes averaging 0.062% Mo. Whereas the phase I mine plan contemplated processing the 134 M tonnes of low-grade after year 20, the addition of a phase II mine plan when completed and adopted would displace processing of low-grade to years 54 through 63. Total recovered molybdenum for the phase I & II mine plans plus low-grade processing is estimated at 1.28 billion pounds. Completion of the supplemental feasibility study and an additional NI 43-101 for Phase II mine plans is expected in October 2005.

Construction plans for the Mount Hope Project include provisions for roasting facilities that will produce technical-grade molybdenum oxide (TMO), an end product that can be shipped directly to the stainless steel and specialty metal alloy markets worldwide. Existing plans have sized the Mount Hope roaster to process concentrates produced on-site, but the pending study may demonstrate the feasibility and benefit of planning such facilities for molybdenum concentrates provided by other producers (a.k.a. "toll roasting") as well. The study will provide cost and scheduling estimates for the expedited permitting and construction of the roaster along with an in-depth analysis of toll roasting economics. A key component of the study will be siting of the plant. Because of the high value of the product, the roaster may be located in close proximity to the mine or anywhere in the western United States or abroad.

Existing molybdenum processing facilities appear to have reached capacity in recent years, resulting in sharply increased roasting charges. Furthermore, there is very little new roasting capacity under construction and most competing molybdenum development projects are too small to warrant their own roasting facilities. The integration of in-house roasting facilities at Mount Hope are expected to provide Idaho General with competitive and cost advantages relative to its peers.

Idaho General President and CEO Bob Russell stated, "The molybdenum roaster is a key component of our strategy to make Mount Hope a major force in the molybdenum supply chain for the next several decades".

The recently-completed Mount Hope feasibility study indicates that Phase 1 mining plans will be highly profitable using a conservative molybdenum price forecast of $7 per pound. The current molybdenum price is more than $30 per pound.

Idaho General Mines, Inc. is an American mineral exploration company specializing in advanced-stage molybdenum projects. Idaho General holds the Mount Hope Project in central Nevada which contains one of the largest molybdenum-porphyry deposits in the world. Idaho General is led by a highly-qualified technical and financial management team and its stock trades on the OTC Bulletin Board under the symbol "IGMI".

Visit us at: http://www.idahogeneralmines.com/

Contact Information:
Robert L. Dumont, Vice-President
Idaho General Mines, Inc.
Phone: (509) 838-1213